UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact July | 2025

Azul receives approvals to continue its restructuring process

São Paulo, July 9, 2025 – AZUL S.A (B3: AZUL4; NYSE: AZUL), the largest airline in Brazil by number of flight departures and destinations, hereby informs its shareholders and the market in general that it has received all court approvals requested for its Second Day Hearing related to the voluntary Chapter 11 request filed by the Company in the United States on May 28, 2025. The approval of the motions, which had already been granted provisionally during the First Day Hearing, ensures the continuation of the process, as planned by the Company, on the path towards a successful restructuring.

During this month, at least one additional hearing shall be held to secure additional approvals. Azul, with the support of its external advisors, remains focused on finalizing the restructuring plan, designed to transform the Company's financial future, positioning the business for the long term.

Communication and Transparency with the Market

Azul will keep its shareholders, customers, Crewmembers, and the market informed of all material developments in the restructuring process, in full compliance with applicable laws and regulations.

Stakeholders seeking specific information about Azul’s Chapter 11 case can visit its dedicated website at www.azulmaisforte.com.br. For case and claims information, please visit https://cases.stretto.com/Azul or call (833) 888-8055 (toll-free) or (949) 556-3896 (international).

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 150 destinations. With an operating fleet of over 180 aircrafts and more than 15,000 Crewmembers, the Company has a network of 400 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2023. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian flag carrier earned the number one ranking in the Traveler’s Choice Awards. For more information, access www.voeazul.com.br/imprensa.

Contact:

Investor Relations

Tel : +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 98196-1035

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    July 9, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer